

April 26, 2011

Via Email
Steve Friberg
President and Chief Executive Officer
Rider Exploration, Inc.
955 South Virginia Ste. 116
Reno, NV 89502

> **Re: Rider Exploration, Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2010**
> **Filed January 20, 2011**
> **File No. 0-53999**

Dear Mr. Friberg:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ A.N. Parker for

H. Roger Schwall
Assistant Director